02024058

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation	**0001025562**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 13, 2002, Series 2002-2	**333-82832**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 1, 2002

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: /s/ William L. O'Neill
Name: William L. O'Neill
Title: Treasurer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

OPTION ONE

MORTGAGE CORPORATION

Banc of America Securities | Greenwich Capital

RMBS New Issue Term Sheet

$ 372,188,000 Certificates (approximate)

Option One Asset Backed Certificates, Series 2002-2

Offered Classes: A, S, M-1, M-2, and M-3

Option One Mortgage Acceptance Corporation

Depositor

Option One Mortgage Corporation

Originator and Master Servicer

March 6, 2002

Offered Certificates

To Maturity:								
Class	*Expected* Approximate Size*	Interest Type	Principal Type	*Expected* WAL (yrs)	*Expected* Principal Window (mos)	*Expected* Last Scheduled Distribution Date	*Expected* Ratings Moody's	S&P
A**	333,750,000	Floating	SEN-PT	3.12	1 - 177	12/25/2016	Aaa	AAA
S***	37,500,000	Fixed	IO	2.53	N/A	09/25/2004	Aaa	AAA
M-1**	15,563,000	Floating	MEZ	5.10	37 - 128	11/25/2012	Aa2	AA
M-2**	13,125,000	Floating	MEZ	4.97	37 - 112	07/25/2011	A2	A
M-3**	9,750,000	Floating	MEZ	4.49	37 - 90	09/25/2009	Baa2	BBB-

To Call:								
Class	*Expected* Approximate Size*	Interest Type	Principal Type	*Expected* WAL (yrs)	*Expected* Principal Window (mos)	*Expected* Last Scheduled Distribution Date	*Expected* Ratings Moody's	S&P
A**	333,750,000	Floating	SEN-PT	2.91	1 - 80	11/25/2008	Aaa	AAA
S***	37,500,000	Fixed	IO	2.53	N/A	09/25/2004	Aaa	AAA
M-1**	15,563,000	Floating	MEZ	4.72	37 - 80	11/25/2008	Aa2	AA
M-2**	13,125,000	Floating	MEZ	4.70	37 - 80	11/25/2008	A2	A
M-3**	9,750,000	Floating	MEZ	4.46	37 - 80	11/25/2008	Baa2	BBB-

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
** Priced to call.
***Notional Schedule and coupon described herein.

Structure:

(1) The Offered Certificates are supported by the cash flow from both fixed and adjustable rate mortgage loans (the "Mortgage Loans").
(2) The margin on the Class A Certificates doubles and the margins on the Class M-1, Class M-2 and Class M-3 Certificates are equal to 1.5x the original margins after the Optional Termination Date.
(3) The Offered Certificates will be subject to a Net WAC Rate as described herein.
(4) Classes M-1, M-2 and M-3 are not expected to receive principal payments prior to the Stepdown Date.

Pricing Speed:

Adjustable-rate Mortgage Loans

100% ARM PPC

100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.

Fixed-rate Mortgage Loans

115% FRM PPC

100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.

Class S Notional Schedule

There will be a [Aaa/AAA/AAA] rated interest-only class, Class S. The notional amount of Class S is equal to the lesser of (i) the sum of the aggregate principal balance of the Mortgage Loans plus the remaining amount in the Pre-Funding Account and (ii) the following schedule. The coupon of Class S is equal to the lesser of (i) the following schedule and (ii) the Net WAC Rate as described herein.

Month	Coupon	Class S Notional Amount
1-10	6.00%	37,500,000
11-20	4.50%	37,500,000
21-30	2.50%	37,500,000
31+	0%	0

Contact: Banc of America Securities LLC

Mortgage Trading/Syndicate — (704) 386-7744 (704) 335-5904 (Fax)
Chris Hentemann (chris.c.hentemann@bankofamerica.com)
Rob Karr (robert.h.karr@bankofamerica.com)
Alex Cha (alex.i.cha@bankofamerica.com)
David Nagle (david.w.nagle@bankofamerica.com)

Global ABS Group — (704) 388-9668(Fax)
Shahid Quraishi (704) 388-9399 (shahid.h.quraishi@bankofamerica.com)
Paul Scialabba (704) 388-8737 (paul.c.scialabba@bankofamerica.com)
Peter Faigl (704) 388-8245 (peter.q.faigl@bankofamerica.com)
Scott Shultz (704) 387-6040 (scott.m.shultz@bankofamerica.com)
Dan Huang (704) 388-4701 (daniel.s.huang@bankofamercia.com)

SUMMARY OF TERMS

Title of Securities:	Option One Asset Backed Certificates, Series 2002-2
Offered Certificates:	Class A and Class S Certificates (together, the "Senior Certificates"), Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (collectively the "Mezzanine Certificates"). The Senior Certificates along with the Mezzanine Certificates are referred herein as the "Offered Certificates".
Originator and Master Servicer:	Option One Mortgage Corporation
Trustee and Custodian:	Wells Fargo Bank Minnesota, N.A.
Depositor:	Option One Mortgage Acceptance Corporation
Co-Lead Managers:	Banc of America Securities LLC and Greenwich Capital Markets, Inc.
Co-Managers:	Banc One Capital Markets, Inc., Credit Suisse First Boston Corporation, J.P. Morgan Securities, Inc. , Salomon Smith Barney Inc.
Closing Date:	On or about March [13], 2002
Tax Status:	The Offered Certificates will be treated as evidencing ownership of debt instruments of a **REMIC** for federal income tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	None of the Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Stepped Servicing Fees:	Approximately 0.25% of the aggregate principal balance of the mortgage loans for the first 10 months following the month of the Closing Date, approximately 0.30% of the aggregate principal balance of the mortgage loans for the second 10 months following the month of the Closing Date, approximately 0.40% of the aggregate principal balance of the mortgage loans for the third 10 months following the month of the Closing Date, approximately 0.65% of the aggregate principal balance of the mortgage loans for months 31 through 48 following the month of the Closing Date, and approximately 0.80% of the aggregate principal balance of the mortgage loans for months 49 and thereafter following the month of the Closing Date.
Trustee Fees:	Approximately 0.0065% per annum on the aggregate principal balance of the mortgage loans.
Statistical Calculation Date:	March 1, 2002
Cut-Off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, (the "Initial Mortgage Loans") the later of (i) the origination date of each Mortgage Loan or (ii) the close of business March 1, 2002. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Account, the later of (i) the origination date or (ii) the first day of the month in which such loan was acquired.

Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was $ 259,804,231.17.

Prefunding Amount: A Pre-Funding Account will be established on the Closing Date into which no more than $115,195,769 will be deposited (the "Prefunded Amount"). These funds will be used to purchase additional fixed rate and adjustable rate Mortgage Loans. On or prior to June [13], 2002 (the "Prefunding Period"), the amounts on deposit in the Pre-Funding Account will be used to purchase additional mortgage loans (to the extent available) having similar characteristics as the Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as principal of the Senior Certificates). See "Description of the Statistical Calculation Collateral".

Distribution Dates: The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning in April 2002.

Accrued Interest: The price to be paid by investors for the Offered Certificates (other than the Class S Certificates) will not include accrued interest (settle flat). The price to be paid by investors for the Class S Certificates will include accrued interest from March 1, 2002 up to, but not including, the Closing Date ([12] days).

Day Count: With respect to the Offered Certificates (other than the Class S Certificates), Actual/360 and with respect to the Class S Certificates, 30/360.

Payment Delay: With respect to the Offered Certificates (other than the Class S Certificates), 0 days and with respect to the Class S Certificates, 24 days.

Optional Termination Date: The Master Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the Cut-off Date principal balance of the Initial Mortgage Loans plus the original Prefunded Amount. In the event the Master Servicer does not elect to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.

Monthly Master Servicer Advances: The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related period on the Mortgage Loans. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds.

CREDIT ENHANCEMENT

Credit Enhancement:

Credit enhancement for the structure is provided by a MI policy issued by MGIC, excess interest, overcollateralization and subordination.

Class A and S Certificates

(1) Subordination of the Mezzanine Certificates, totaling approximately 10.25% of the sum of the Cut-Off Date Principal Balance of the Initial Mortgage Loans and the original Prefunded Amount, and the overcollateralization of approximately 0.75%. The Overcollateralization Amount at the Closing Date will be equal to the Overcollateralization Target Amount.

Mezzanine Certifictaes

(1) Class M-1 is enhanced by approximately 6.10% in subordinate certificates and the Overcollateralization Amount.

(2) Class M-2 is enhanced by approximately 2.60% in subordinate certificates and the Overcollateralization Amount.

(3) Class M-3 is enhanced by the Overcollateralization Amount.

MI Policy:

As of the Cut-off Date, approximately 57.63% of the Initial Mortgage Loans will be covered by a mortgage insurance policy (the "MI Policy") issued by MGIC. For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property. It is expected that MGIC will provide such coverage on a similar percentage of the additional Mortgage Loans.

***Expected* Overcollateralization Target Amount:**

Prior to the Stepdown Date, 0.75% of the aggregate Cut-Off Date Principal Balance of the Initial Mortgage Loans and the original Prefunded Amount. On or after the Stepdown Date, assuming a Trigger Event is not in effect, the greater of (x) 1.50% of the aggregate Principal Balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) 0.50% of the aggregate Cut-Off Date Principal Balance of the Initial Mortgage Loans and the original Prefunded Amount. On or after the Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

***Expected* Credit Support Percentage:**

Class	Initial Credit Support	After Stepdown Support
A	11.00%	22.00%
M-1	6.85%	13.70%
M-2	3.35%	6.70%
M-3	0.75%	1.50%

Overcollateralization Amount: The Certificateholders will be entitled to receive distributions of Net Monthly Excess Cashflow as principal to achieve the Overcollateralization Target Amount. Whenever the Overcollateralization Amount is less than the Overcollateralization Target Amount, the distribution of interest as principal will have the effect of accelerating amortization of the Offered Certificates relative to that of the underlying Mortgage Loans. On any Distribution Date, the Overcollateralization Amount will be the amount by which the aggregate principal balance of the Mortgage Loans and any remaining Prefunding Amount exceed the aggregate certificate principal balance of the Offered Certificates and the Class P Certificates. On any Distribution Date on which the principal balance of the Mortgage Loans and the remaining Prefunded Amount does not exceed the certificate principal balance of the Offered Certificates and the Class P Certificates by the Overcollateralization Target Amount, Net Monthly Excess Cashflow will be distributed as principal to the Certificateholders to increase the Overcollateralization Amount to the Overcollateralization Target Amount. The Overcollateralization Amount on the Closing Date will be equal to the Overcollateralization Target Amount.

Net Monthly Excess Cashflow: For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Release Amount and (y) the excess of the Available Funds over the sum of (i) the Servicing Fee and the Trustee Fee, (ii) the interest paid on the Offered Certificates, (iii) the MGIC fee, (iv) the principal remittance amount, and (v) for the first 30 Distribution Dates only, the interest paid on the Class S Certificates.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (a) the Distribution Date in April 2005 and (b) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 22.00%. The Credit Enhancement Percentage is obtained by dividing (x) the aggregate certificate principal balance of the Mezzanine Certificates and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans plus any remaining funds in the Prefunding Account.

Trigger Event: A Trigger Event is in effect with respect to any Distribution Date if the percentage obtained by dividing (x) the principal amount of the Mortgage Loans which are delinquent 60 days or more by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [90%] of the Credit Enhancement Percentage.

[TBA Loss Trigger by Moody's].

PASS THROUGH RATES

The Pass-Through Rate for each class of the Offered Certificates for any Distribution Date will be, with respect to:

(i) the Offered Certificates (other than the Class S Certificates), the lesser of (x) the Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date; and

(ii) the Class S Certificates, the lesser of (x) the rates set forth on the schedule on page 3 and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate:

The Formula Rate for the Offered Certificates (other than the Class S Certificates) will be equal to the lesser of (i) One Month LIBOR plus the applicable margin for such class and (ii) the Maximum Cap Rate.

On each Distribution Date after the Optional Termination Date, the certificate margin for the Class A Certificates will be 2 times the initial margin and for any class of Mezzanine Certificates the related certificate margin will be 1.5 times the respective initial margin.

Maximum Cap Rate:

The Maximum Cap Rate is equal to (subject to an adjustment based on the actual number of days in the accrual period) the weighted average of the Maximum Mortgage Rates, or Mortgage Rates for fixed rate Mortgage Loans, which is a specified maximum Mortgage Rate over the life of such loan, less an amount, expressed as an annual percentage rate across the aggregate principal balance of the Mortgage Loans, equal to the sum of (a) the Servicing Fee, (b) the Trustee Fee, (c) the MGIC fee, and (d) for the first 30 distribution dates only, the Pass-Through Rate of the Class S Certificates multiplied by a fraction the numerator of which is (x) the notional balance of the Class S Certificates, and the denominator of which is (y) the aggregate principal balance of the Mortgage Loans plus the remaining Prefunded Amount.

Net WAC Rate:

The Offered Certificates (other than the Class S Certificates) will be subject to a Net WAC Rate equal to (subject to an adjustment based on the actual number of days in the accrual period) the weighted average Mortgage Rate of the Mortgage Loans, less an amount, expressed as an annual percentage rate across the aggregate principal balance of the Mortgage Loans, equal to the sum of (a) the Servicing Fee, (b) the Trustee Fee, (c) the MGIC fee, and (d) for the first 30 distribution dates only, the Pass-Through Rate of the Class S Certificates multiplied by a fraction the numerator of which is (x) the notional balance of the Class S Certificates, and the denominator of which is (y) the aggregate principal balance of the Mortgage Loans plus the remaining Prefunded Amount.

The Class S Certificates will be subject to a Net WAC Rate equal to the weighted average Mortgage Rate of the Mortgage Loans, less an amount, expressed as an annual percentage rate across the aggregate principal balance of the Mortgage Loans, equal to the sum of (a) the Servicing Fee, (b) the Trustee Fee, and (c) the MGIC fee.

Net WAC Rate Carryover Amount:

If on any Distribution Date the Pass-Through Rate for the Offered Certificates is limited by the related Net WAC Rate, the "Net WAC Rate Carryover Amount" for such class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate, or the related schedule in the case of the Class S Certificates, over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from any prior Distribution Dates together with accrued interest at the related Formula Rate, or at the related schedule in the case of the Class S Certificates. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

INTEREST DISTRIBUTIONS

On each Distribution Date, interest will be distributed in the following order of priority:

(i) to the Class A Certificates and the Class S Certificates, current interest;

(ii) to the Class A Certificates and the Class S Certificates, any unpaid interest (with interest);

(iii) to the Class M-1 Certificates, current interest;

(iv) to the Class M-2 Certificates, current interest; and

(v) to the Class M-3 Certificates, current interest.

PRINCIPAL DISTRIBUTIONS

On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, principal, to the extent available, will be distributed in the following order of priority:

(i) to the Class A Certificates until the certificate principal balance is reduced to zero;

(ii) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, principal, to the extent available, will be distributed in the following order of priority:

(i) to the Class A Certificates, the Class A Principal Distribution Amount until the certificate principal balance is reduced to zero;

(ii) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance is reduced to zero;

(iii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance is reduced to zero;

(iv) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance is reduced to zero;

EXCESS CASHFLOW DISTRIBUTIONS

On each Distribution Date, any excess cashflow shall be paid as follows:

(i) to build or maintain the Overcollateralization Amount to the Overcollateralization Target Amount;

(ii) to the Class M-1 Certificates, any unpaid interest (with interest);

(iii) to the Class M-1 Certificates, any unpaid realized loss amounts;

(v) to the Class M-2 Certificates, any unpaid interest (with interest);

(vi) to the Class M-2 Certificates, any unpaid realized loss amounts;

(vii) to the Class M-3 Certificates, any unpaid interest (with interest);

(viii) to the Class M-3 Certificates, any unpaid realized loss amounts;

(ix) to pay any Net WAC Rate Carryover Amounts;

(x) any remaining amounts to Certificates which are not offered.

Class A Principal Distribution Amount: The Class A Principal Distribution Amount is an amount equal to the excess of (x) the certificate principal balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 78.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Cut-off Date Principal Balance and (ii) the original Prefunded Amount.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 86.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Cut-off Date Principal Balance and (ii) the original Prefunded Amount.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 93.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Cut-off Date Principal Balance and (ii) the original Prefunded Amount.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 98.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Cut-off Date Principal Balance and (ii) the original Prefunded Amount.

DESCRIPTION OF THE STATISTICAL CALCULATION COLLATERAL

TOTAL POOL

Summary	Total	Minimum	Maximum
Statistical Cut-Off Date Aggregate Principal Balance	$ 259,804,231.17	$49,888.38	$958,259.60
Number of Loans	1,019		
Average Original Loan Balance	$255,198.02	$50,000.00	$960,000.00
Average Current Loan Balance	$254,959.99	$49,888.38	$958,259.60
(1) Weighted Average Combined Original LTV	76.54%	15.87%	100.00%
(1) Weighted Average Gross Coupon	8.484%	6.000%	13.950%
(1) (2) Weighted Average Gross Margin	5.735%	3.400%	8.850%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	2	36
(1) Weighted Average Remaining Term to Maturity (months)	351	169	360
(1) (3) Weighted Average Credit Score	612	469	810

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 88.88% of the Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	79.40%
	Fixed	20.60%
Fully Amortizing Mortgage Loans		97.78%
Lien	First	97.18%
	Second	2.82%
Property Type	SFR - Detached	77.25%
	PUD - Detached	12.34%
	2-4 Unit - Detached	5.35%
	Low-Rise Condo - Attached	2.97%
	High-Rise Condo - Attached	0.95%
	Manufactured Housing	0.58%
	2-4 Unit - Attached	0.29%
	SFR - Attached	0.21%
	PUD - Attached	0.05%
Occupancy Status	Primary	95.87%
	Secondary	2.09%
	Investor	2.04%
Geographic Distribution	California	36.38%
	New York	12.59%
	Massachusetts	6.48%
	New Jersey	5.62%
Number of States (including DC)		43
Largest Zip Code Concentration	90210	0.71%
Loans with Mortgage Insurance		57.63%
Loans with Prepayment Penalties		78.81%

Range of Mortgage Interest Rates

Range of Gross Interest Rates			Number of Mortgage Loans	Principal Balance Outstanding as of The Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
5.751%	to	6.000%	1	$ 948,103.81	0.36%
6.001%	to	6.250%	4	1,173,719.98	0.45
6.251%	to	6.500%	28	11,975,209.98	4.61
6.501%	to	6.750%	35	15,787,778.92	6.08
6.751%	to	7.000%	37	13,138,954.45	5.06
7.001%	to	7.250%	33	12,293,032.39	4.73
7.251%	to	7.500%	39	10,638,045.04	4.09
7.501%	to	7.750%	40	14,441,194.57	5.56
7.751%	to	8.000%	77	27,074,770.63	10.42
8.001%	to	8.250%	49	15,345,874.85	5.91
8.251%	to	8.500%	65	19,831,002.39	7.63
8.501%	to	8.750%	78	20,448,879.43	7.87
8.751%	to	9.000%	69	18,329,135.80	7.05
9.001%	to	9.250%	46	10,167,124.82	3.91
9.251%	to	9.500%	59	12,293,253.87	4.73
9.501%	to	9.750%	59	12,954,221.23	4.99
9.751%	to	10.000%	55	11,034,790.74	4.25
10.001%	to	10.250%	34	5,799,840.03	2.23
10.251%	to	10.500%	38	6,502,671.57	2.50
10.501%	to	10.750%	31	5,374,990.49	2.07
10.751%	to	11.000%	37	4,255,655.56	1.64
11.001%	to	11.250%	26	3,209,777.65	1.24
11.251%	to	11.500%	17	1,269,360.89	0.49
11.501%	to	11.750%	11	1,298,634.61	0.50
11.751%	to	12.000%	17	1,506,324.73	0.58
12.001%	to	12.250%	4	384,227.36	0.15
12.251%	to	12.500%	8	813,334.88	0.31
12.501%	to	12.750%	2	203,353.15	0.08
12.751%	to	13.000%	5	373,744.35	0.14
13.001%	to	13.250%	9	524,592.77	0.20
13.251%	to	13.500%	3	182,159.84	0.07
13.501%	to	13.750%	2	173,502.24	0.07
13.751%	to	14.000%	1	56,968.15	0.02
TOTAL			**1,019**	**$ 259,804,231.17**	**100.00%**

Original Loan-to-Value Ratio

Range of Loan to Value Ratios	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
15.01 to 20.00	2	$ 109,815.39	0.04%
20.01 to 25.00	2	167,185.68	0.06
25.01 to 30.00	6	1,190,574.98	0.46
30.01 to 35.00	2	624,488.92	0.24
35.01 to 40.00	3	394,737.19	0.15
40.01 to 45.00	15	4,327,945.48	1.67
45.01 to 50.00	16	5,261,349.27	2.03
50.01 to 55.00	23	7,234,558.25	2.78
55.01 to 60.00	34	9,133,203.17	3.52
60.01 to 65.00	66	19,416,009.62	7.47
65.01 to 70.00	78	21,499,462.27	8.28
70.01 to 75.00	106	29,989,621.05	11.54
75.01 to 80.00	361	87,730,566.24	33.77
80.01 to 85.00	64	15,526,133.76	5.98
85.01 to 90.00	134	36,845,363.58	14.18
90.01 to 95.00	80	18,568,044.81	7.15
95.01 to 100.00	27	1,785,171.51	0.69
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Statistical Calculation Date Principal Balance

Range of Statistical Calculation Date Principal Balances	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
25,000.01 to 50,000.00	8	$ 399,567.66	0.15%
50,000.01 to 75,000.00	154	9,669,663.35	3.72
75,000.01 to 100,000.00	85	7,364,520.28	2.83
100,000.01 to 125,000.00	67	7,473,909.18	2.88
125,000.01 to 150,000.00	61	8,443,440.42	3.25
150,000.01 to 175,000.00	47	7,628,128.25	2.94
175,000.01 to 200,000.00	29	5,495,611.97	2.12
200,000.01 to 225,000.00	20	4,262,388.30	1.64
225,000.01 to 250,000.00	25	5,944,647.13	2.29
250,000.01 to 275,000.00	15	3,945,417.35	1.52
275,000.01 to 300,000.00	7	2,045,348.04	0.79
300,000.01 to 325,000.00	117	36,598,993.42	14.09
325,000.01 to 350,000.00	107	36,216,686.09	13.94
350,000.01 to 375,000.00	62	22,487,560.33	8.66
375,000.01 to 400,000.00	76	29,765,260.23	11.46
400,000.01 to 425,000.00	18	7,397,885.20	2.85
425,000.01 to 450,000.00	31	13,579,953.97	5.23
450,000.01 to 475,000.00	14	6,470,852.37	2.49
475,000.01 to 500,000.00	38	18,753,471.02	7.22
500,000.01 to 525,000.00	4	2,083,817.68	0.80
525,000.01 to 550,000.00	3	1,615,616.54	0.62
550,000.01 to 575,000.00	4	2,265,366.64	0.87
575,000.01 to 600,000.00	4	2,368,749.53	0.91
600,000.01 to 625,000.00	1	620,800.00	0.24
625,000.01 to 650,000.00	3	1,911,299.56	0.74
650,000.01 to 675,000.00	2	1,311,816.17	0.50
675,000.01 to 700,000.00	1	679,529.65	0.26
700,000.01 to 725,000.00	1	710,625.00	0.27
725,000.01 to 750,000.00	7	5,212,167.02	2.01
775,000.01 to 800,000.00	1	798,607.28	0.31
800,000.01 to 825,000.00	1	804,443.19	0.31
850,000.01 to 875,000.00	2	1,727,865.80	0.67
875,000.01 to 900,000.00	1	894,677.07	0.34
925,000.01 to 950,000.00	2	1,897,285.88	0.73
950,000.01 to 975,000.00	1	958,259.60	0.37
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Original Term to Maturity

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
180	82	$ 8,928,848.41	3.44%
240	24	2,871,376.43	1.11
360	913	248,004,006.33	95.46
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Remaining Term to Maturity

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
121 to 180	82	$ 8,928,848.41	3.44%
181 to 240	24	2,871,376.43	1.11
241 to 360	913	248,004,006.33	95.46
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Credit Score

Range of Credit Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
801 to 850	1	$ 349,365.47	0.13%
751 to 800	27	10,461,255.08	4.03
701 to 750	38	15,337,302.66	5.90
651 to 700	103	34,050,020.25	13.11
601 to 650	237	64,961,990.47	25.00
551 to 600	207	56,092,982.67	21.59
501 to 550	195	47,752,677.75	18.38
451 to 500	10	1,913,297.65	0.74
Unknown Scores	201	28,885,339.17	11.12
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Credit Grade

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of The Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
AA+	62	$ 17,418,552.85	6.70%
AA	573	159,909,487.15	61.55
A	152	41,194,559.91	15.86
B	186	34,987,634.83	13.47
C	39	5,273,412.25	2.03
CC	7	1,020,584.18	0.39
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of The Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
SFR – Detached	762	$ 200,686,475.25	77.25%
PUD – Detached	106	32,050,065.94	12.34
2-4 Unit – Detached	77	13,904,792.94	5.35
Low-Rise Condo – Attached	34	7,726,806.38	2.97
High-Rise Condo – Attached	9	2,477,098.74	0.95
Manufactured Housing	21	1,513,468.83	0.58
2-4 Unit – Attached	4	748,279.89	0.29
SFR – Attached	4	554,670.94	0.21
PUD – Attached	2	142,572.26	0.05
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Primary	972	$ 249,075,948.46	95.87%
Secondary	16	5,418,731.82	2.09
Investor	31	5,309,550.89	2.04
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Documentation Level

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Full Documentation	609	$ 149,699,526.82	57.62%
Stated Income Documentation	391	105,142,743.68	40.47
Lite Documentation	19	4,961,960.67	1.91
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Mortgage Loan Purpose

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Cash Out Refinance	619	$ 166,973,082.65	64.27%
Purchase	316	68,184,795.10	26.24
Rate/Term Refinance	84	24,646,353.42	9.49
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Product Type

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
2/28 ARM	704	$ 193,255,463.39	74.39%
3/27 ARM	67	13,030,630.84	5.02
Fixed Rate	184	47,746,357.65	18.38
15/30 Balloon	64	5,771,779.29	2.22
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Amortization

Amortization	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Fully Amortizing	955	$254,032,451.88	97.78%
Balloon	64	5,771,779.29	2.22
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Lien

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
First Lien	935	$ 252,467,804.43	97.18%
Second Lien	84	7,336,426.74	2.82
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Prepayment Term

Prepayment Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
12 Months Prepayment Penalty	22	$ 5,427,306.78	2.09%
24 Months Prepayment Penalty	508	143,025,463.18	55.05
27 Months Prepayment Penalty	1	407,000.00	0.16
36 Months Prepayment Penalty	211	53,556,686.64	20.61
60 Months Prepayment Penalty	7	1,639,850.13	0.63
No Prepayment Penalty	268	55,039,916.43	21.19
30 Months Prepayment Penalty	2	708,008.01	0.27
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Mortgage Insurance

Mortgage Insurance	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
MGIC Guaranty, Inc.	484	$ 149,715,972.88	57.63%
No MI	535	110,088,258.29	42.37
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Geographical Distribution

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
California	300	$ 94,512,386.98	36.38%
New York	119	32,717,510.42	12.59
Massachusetts	63	16,829,435.14	6.48
New Jersey	48	14,598,844.90	5.62
Texas	39	11,971,500.32	4.61
Florida	49	9,177,347.08	3.53
Virginia	32	8,384,310.05	3.23
Colorado	28	7,995,018.84	3.08
Illinois	34	7,923,794.81	3.05
Michigan	34	6,561,327.96	2.53
Georgia	35	5,395,111.03	2.08
Washington	15	4,623,250.82	1.78
Pennsylvania	21	4,398,141.71	1.69
Maryland	17	4,189,810.38	1.61
Connecticut	20	3,958,170.29	1.52
Minnesota	13	3,601,253.39	1.39
Ohio	20	2,986,492.03	1.15
North Carolina	22	2,677,608.71	1.03
Missouri	12	1,836,329.47	0.71
Indiana	14	1,603,324.55	0.62
Tennessee	7	1,482,645.82	0.57
New Hampshire	6	1,364,283.12	0.53
Arizona	9	1,288,643.91	0.50
Wisconsin	6	1,104,415.52	0.43
Rhode Island	5	1,099,500.91	0.42
South Carolina	7	1,082,472.86	0.42
Utah	3	847,691.38	0.33
Maine	5	661,920.52	0.25
Oregon	3	642,833.80	0.25
Kentucky	5	518,751.17	0.20
Louisiana	3	494,283.63	0.19
Vermont	3	462,579.40	0.18
Nevada	3	411,766.63	0.16
Montana	2	402,972.38	0.16
Alabama	4	392,316.78	0.15
Oklahoma	1	327,639.59	0.13
Hawaii	1	314,404.38	0.12
New Mexico	3	279,686.20	0.11
Idaho	3	248,735.84	0.10
Mississippi	2	167,506.26	0.06
Kansas	1	109,447.88	0.04
Iowa	1	106,881.13	0.04
Delaware	1	51,883.18	0.02
TOTAL	**1,019**	**$ 259,804,231.17**	**100.00%**

Range of Gross Margins - (Adjustable Loans Only)

Range of Gross Margins	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
3.251% to 3.500%	1	$ 71,108.80	0.03%
3.501% to 3.750%	3	1,210,890.22	0.59
3.751% to 4.000%	5	1,307,419.00	0.63
4.001% to 4.250%	14	5,757,210.84	2.79
4.251% to 4.500%	19	7,152,104.59	3.47
4.501% to 4.750%	39	15,436,220.32	7.48
4.751% to 5.000%	46	15,327,914.35	7.43
5.001% to 5.250%	54	17,296,910.18	8.38
5.251% to 5.500%	65	20,345,975.37	9.86
5.501% to 5.750%	100	29,549,160.21	14.32
5.751% to 6.000%	78	20,942,375.09	10.15
6.001% to 6.250%	73	17,038,764.20	8.26
6.251% to 6.500%	77	18,722,805.73	9.08
6.501% to 6.750%	46	10,034,237.99	4.86
6.751% to 7.000%	51	9,910,445.98	4.80
7.001% to 7.250%	33	5,012,505.62	2.43
7.251% to 7.500%	21	4,788,183.79	2.32
7.501% to 7.750%	13	2,340,113.92	1.13
7.751% to 8.000%	23	2,718,778.43	1.32
8.001% to 8.250%	4	362,595.37	0.18
8.251% to 8.500%	1	308,652.41	0.15
8.501% to 8.750%	4	506,808.50	0.25
8.751% to 9.000%	1	144,913.32	0.07
TOTAL	**771**	**$ 206,286,094.23**	**100.00%**

Initial Periodic Rate Cap - (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
1.000%	2	$ 315,782.01	0.15%
3.000%	769	205,970,312.22	99.85
TOTAL	**771**	**$ 206,286,094.23**	**100.00%**

Periodic Rate Cap - (Adjustable Loans Only)

Periodic Rate Cap	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
1.000%	771	$ 206,286,094.23	100.00%
TOTAL	**771**	**$ 206,286,094.23**	**100.00%**

Range of Maximum Interest Rates - (Adjustable Loans Only)

Range of Maximum Loan Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
12.001% to 12.500%	8	$ 2,806,004.47	1.36%
12.501% to 13.000%	41	15,084,852.91	7.31
13.001% to 13.500%	46	15,422,648.40	7.48
13.501% to 14.000%	105	37,893,146.07	18.37
14.001% to 14.500%	103	32,554,286.53	15.78
14.501% to 15.000%	126	35,867,457.45	17.39
15.001% to 15.500%	95	21,112,030.92	10.23
15.501% to 16.000%	97	22,205,019.79	10.76
16.001% to 16.500%	55	10,727,159.39	5.20
16.501% to 17.000%	46	7,386,220.55	3.58
17.001% to 17.500%	28	3,267,283.63	1.58
17.501% to 18.000%	11	1,133,742.43	0.55
18.001% to 18.500%	5	432,288.07	0.21
18.501% to 19.000%	2	203,353.15	0.10
19.001% to 19.500%	3	190,600.47	0.09
TOTAL	**771**	**$ 206,286,094.23**	**100.00%**

Range of Minimum Interest Rates - (Adjustable Loans Only)

Range of Minimum Loan Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
6.001% to 6.250%	4	$ 1,173,719.98	0.57%
6.251% to 6.500%	4	1,632,284.49	0.79
6.501% to 6.750%	16	5,921,295.80	2.87
6.751% to 7.000%	25	9,163,557.11	4.44
7.001% to 7.250%	19	7,291,235.43	3.53
7.251% to 7.500%	27	8,131,412.97	3.94
7.501% to 7.750%	37	13,329,615.06	6.46
7.751% to 8.000%	68	24,563,531.01	11.91
8.001% to 8.250%	42	13,850,163.69	6.71
8.251% to 8.500%	61	18,704,122.84	9.07
8.501% to 8.750%	63	18,704,047.59	9.07
8.751% to 9.000%	63	17,163,409.86	8.32
9.001% to 9.250%	40	9,404,451.49	4.56
9.251% to 9.500%	55	11,707,579.43	5.68
9.501% to 9.750%	53	12,405,393.07	6.01
9.751% to 10.000%	44	9,799,626.72	4.75
10.001% to 10.250%	27	5,088,659.75	2.47
10.251% to 10.500%	28	5,638,499.64	2.73
10.501% to 10.750%	25	4,642,149.44	2.25
10.751% to 11.000%	21	2,744,071.11	1.33
11.001% to 11.250%	19	2,593,194.53	1.26
11.251% to 11.500%	9	674,089.10	0.33
11.501% to 11.750%	6	688,371.91	0.33
11.751% to 12.000%	5	445,370.52	0.22
12.001% to 12.250%	3	253,747.54	0.12
12.251% to 12.500%	2	178,540.53	0.09
12.501% to 12.750%	2	203,353.15	0.10
13.001% to 13.250%	3	190,600.47	0.09
TOTAL	**771**	**$ 206,286,094.23**	**100.00%**

Next Interest Adjustment Date - (Adjustable Loans Only)

Rate Change Date	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
05/01/02	1	$ 205,686.84	0.10%
06/01/02	1	110,095.17	0.05
05/01/03	1	61,775.91	0.03
06/01/03	2	513,415.03	0.25
08/01/03	9	1,074,493.46	0.52
09/01/03	21	2,491,383.54	1.21
10/01/03	22	2,591,645.63	1.26
11/01/03	17	2,716,194.33	1.32
12/01/03	15	3,402,322.45	1.65
01/01/04	103	22,699,877.01	11.00
02/01/04	325	97,688,319.03	47.36
03/01/04	189	60,016,037.00	29.09
07/01/04	1	81,299.46	0.04
08/01/04	1	67,347.95	0.03
09/01/04	2	130,753.58	0.06
10/01/04	3	343,596.57	0.17
11/01/04	2	235,652.78	0.11
12/01/04	5	681,853.94	0.33
01/01/05	18	3,444,017.41	1.67
02/01/05	19	4,411,127.14	2.14
03/01/05	14	3,319,200.00	1.61
TOTAL	**771**	**206,286,094.23**	**100.00%**

BOND SUMMARY (to Maturity)

Class A (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.63	5.54	4.01	**3.12**	2.55	2.17	1.85
First Principal Payment Date	4/25/02	4/25/02	4/25/02	**4/25/02**	4/25/02	4/25/02	4/25/02
Last Principal Payment Date	3/25/32	5/25/27	6/25/21	**12/25/16**	11/25/13	11/25/11	3/25/10
Payment Windows (mos.)	360	302	231	**177**	140	116	96

Class M-1 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.55	9.36	6.63	**5.10**	4.32	3.98	3.92
First Principal Payment Date	5/25/24	9/25/06	6/25/05	**4/25/05**	6/25/05	7/25/05	9/25/05
Last Principal Payment Date	12/25/31	10/25/21	6/25/16	**11/25/12**	7/25/10	1/25/09	11/25/07
Payment Windows (mos.)	92	182	133	**92**	62	43	27

Class M-2 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.53	9.16	6.47	**4.97**	4.18	3.78	3.59
First Principal Payment Date	5/25/24	9/25/06	6/25/05	**4/25/05**	4/25/05	5/25/05	6/25/05
Last Principal Payment Date	10/25/31	8/25/19	9/25/14	**7/25/11**	7/25/09	4/25/08	3/25/07
Payment Windows (mos.)	90	156	112	**76**	52	36	22

Class M-3 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.23	8.26	5.81	**4.49**	3.78	3.43	3.26
First Principal Payment Date	5/25/24	9/25/06	6/25/05	**4/25/05**	4/25/05	4/25/05	4/25/05
Last Principal Payment Date	5/25/31	6/25/16	3/25/12	**9/25/09**	2/25/08	2/25/07	4/25/06
Payment Windows (mos.)	85	118	82	**54**	35	23	13

BOND SUMMARY (to Call)

Class A (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.58	5.19	3.73	**2.91**	2.39	2.04	1.75
First Principal Payment Date	4/25/02	4/25/02	4/25/02	**4/25/02**	4/25/02	4/25/02	4/25/02
Last Principal Payment Date	1/25/31	1/25/15	2/25/11	**11/25/08**	7/25/07	8/25/06	12/25/05
Payment Windows (mos.)	346	154	107	**80**	64	53	45

Class M-1 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.44	8.71	6.11	**4.72**	4.04	3.74	3.71
First Principal Payment Date	5/25/24	9/25/06	6/25/05	**4/25/05**	6/25/05	7/25/05	9/25/05
Last Principal Payment Date	1/25/31	1/25/15	2/25/11	**11/25/08**	7/25/07	8/25/06	12/25/05
Payment Windows (mos.)	81	101	69	**44**	26	14	4

Class M-2 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.44	8.71	6.11	**4.70**	3.99	3.62	3.47
First Principal Payment Date	5/25/24	9/25/06	6/25/05	**4/25/05**	4/25/05	5/25/05	6/25/05
Last Principal Payment Date	1/25/31	1/25/15	2/25/11	**11/25/08**	7/25/07	8/25/06	12/25/05
Payment Windows (mos.)	81	101	69	**44**	28	16	7

Class M-3 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.22	8.21	5.77	**4.46**	3.77	3.42	3.25
First Principal Payment Date	5/25/24	9/25/06	6/25/05	**4/25/05**	4/25/05	4/25/05	4/25/05
Last Principal Payment Date	1/25/31	1/25/15	2/25/11	**11/25/08**	7/25/07	8/25/06	12/25/05
Payment Windows (mos.)	81	101	69	**44**	28	17	9

Net WAC Rate for Class A, M1, M2, and M3 Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)
1	4/25/02	4.73	4.73	41	8/25/05	6.73	10.31
2	5/25/02	6.77	6.77	42	9/25/05	6.73	10.76
3	6/25/02	6.55	6.55	43	10/25/05	6.95	11.11
4	7/25/02	6.76	6.76	44	11/25/05	6.73	10.73
5	8/25/02	6.54	6.54	45	12/25/05	6.95	11.32
6	9/25/02	6.53	6.54	46	1/25/06	6.73	10.94
7	10/25/02	6.75	6.75	47	2/25/06	6.73	10.94
8	11/25/02	6.52	6.52	48	3/25/06	7.45	12.11
9	12/25/02	6.73	6.73	49	4/25/06	6.58	10.78
10	1/25/03	6.50	6.50	50	5/25/06	6.80	11.12
11	2/25/03	6.60	6.61	51	6/25/06	6.58	10.76
12	3/25/03	7.30	7.30	52	7/25/06	6.80	11.11
13	4/25/03	6.59	6.59	53	8/25/06	6.58	10.74
14	5/25/03	6.80	6.80	54	9/25/06	6.58	10.74
15	6/25/03	6.57	6.57	55	10/25/06	6.79	11.08
16	7/25/03	6.77	6.77	56	11/25/06	6.57	10.71
17	8/25/03	6.54	6.54	57	12/25/06	6.79	11.07
18	9/25/03	6.53	6.54	58	1/25/07	6.57	10.69
19	10/25/03	6.73	6.76	59	2/25/07	6.57	10.68
20	11/25/03	6.49	6.52	60	3/25/07	7.27	11.80
21	12/25/03	6.87	6.90	61	4/25/07	6.57	10.64
22	1/25/04	6.64	6.67	62	5/25/07	6.79	10.98
23	2/25/04	6.63	6.66	63	6/25/07	6.57	10.61
24	3/25/04	7.07	8.62	64	7/25/07	6.79	10.94
25	4/25/04	6.60	8.05	65	8/25/07	6.57	10.57
26	5/25/04	6.81	8.30	66	9/25/07	6.57	10.56
27	6/25/04	6.57	8.73	67	10/25/07	6.78	10.89
28	7/25/04	6.78	9.00	68	11/25/07	6.56	10.52
29	8/25/04	6.54	8.69	69	12/25/07	6.78	10.86
30	9/25/04	6.53	9.13	70	1/25/08	6.56	10.49
31	10/25/04	6.96	9.65	71	2/25/08	6.56	10.47
32	11/25/04	6.74	9.33	72	3/25/08	7.01	11.17
33	12/25/04	6.96	9.87	73	4/25/08	6.56	10.44
34	1/25/05	6.74	9.55	74	5/25/08	6.78	10.77
35	2/25/05	6.74	9.57	75	6/25/08	6.56	10.40
36	3/25/05	7.46	11.16	76	7/25/08	6.77	10.73
37	4/25/05	6.74	10.07	77	8/25/08	6.55	10.37
38	5/25/05	6.96	10.39	78	9/25/08	6.55	10.35
39	6/25/05	6.73	10.32	79	10/25/08	6.77	10.67
40	7/25/05	6.96	10.65	80	11/25/08	6.55	10.31

(1) Assumes the 6-month LIBOR remains constant at 2.09 and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.

Net WAC Rate for Class S Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)
1	4/25/02	7.37	7.37
2	5/25/02	7.37	7.37
3	6/25/02	7.37	7.37
4	7/25/02	7.37	7.37
5	8/25/02	7.37	7.37
6	9/25/02	7.37	7.37
7	10/25/02	7.37	7.37
8	11/25/02	7.37	7.37
9	12/25/02	7.37	7.37
10	1/25/03	7.37	7.37
11	2/25/03	7.32	7.32
12	3/25/03	7.32	7.33
13	4/25/03	7.32	7.33
14	5/25/03	7.32	7.32
15	6/25/03	7.32	7.33
16	7/25/03	7.32	7.33
17	8/25/03	7.32	7.33
18	9/25/03	7.32	7.33
19	10/25/03	7.32	7.35
20	11/25/03	7.32	7.35
21	12/25/03	7.22	7.25
22	1/25/04	7.22	7.25
23	2/25/04	7.22	7.25
24	3/25/04	7.22	8.72
25	4/25/04	7.22	8.72
26	5/25/04	7.22	8.71
27	6/25/04	7.22	9.44
28	7/25/04	7.22	9.43
29	8/25/04	7.22	9.43
30	9/25/04	7.22	9.90

(1) Assumes the 6-month LIBOR remains constant at 2.09 and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.